September 30, 2011

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated August 19, 2011

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2010

            Filed June 10, 2011

            File No. 1-14862

Dear Mr. Cash:

By letter dated August 19, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 10, 2011 (the “2010 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2010 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 4. Information on the Company, page 18

1.         We note that in addition to earning revenues from domestic sources, you also earn revenue from exports. In particular, we note that 21.3% of the sales volume of your Basic Petrochemicals Unit in 2010 was derived from export sales, and that this includes exports mainly to customers in the United States and Europe, but also South America and Asia. Similarly, in 2010, your Polyolefins Unit attributed 30.1% of its 2010 sales volume to export sales, and that you have sales offices in Argentina, The Netherlands, the United States, Chile, Columbia and Singapore. Please tell us what consideration you have given to reporting sales for each of your business units or segments in distinct geographic markets, rather than simply as "export sales" in response to Item 4.B.2 of Form 20-F. Particularly with respect to the larger units where your products are exported to geographically and economically diverse countries or regions, it may be useful for investors to understand the makeup of your export sales.

Historically, we have viewed exports of our products as principally a method to manage imbalances that occur between Brazilian demand for our products and our levels of production. In addition, historically our export sales have been conducted through traders and we have not given significant attention to the destination of these products. As a result, historically we have not given significant consideration to disclosures regarding the geographic distribution of our exports.

In light of the Staff’s comment, we have reviewed our disclosures regarding export sales and considered the change in our export sales efforts in light of the opening of our network of representative offices over the past several years. We propose to include disclosure substantially similar to the following in future filings:

a)         In place of the table appearing on page 41 of the 2010 Form 20-F:

The following table sets forth our net sales revenue derived from domestic and export sales by our Basic Petrochemicals Unit for the years indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in millions of reais)

Net sales revenue:
Domestic sales	R$10,474.4	R$9,153.4	R$12,149.7
Export sales:
Europe	1,407.1	677.9	722.4
North America	1,189.6	852.4	1,170.6
South America (excluding Brazil)	529.7	290.3	120.5
Asia	218.5	187.0	46.8
Other	567.7	164.4	47.4
	3,912.6	2,172.0	2,107.8
	R$14,387.0	R$11,325.4	R$14,257.5

b)        In place of the table appearing on page 47 of the 2010 Form 20-F:

The following table sets forth our net sales revenue derived from domestic and export sales by our Polyolefins Unit for the years indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in millions of reais)

Net sales revenue:
Domestic sales	R$6,200.0	R$5,390.4	R$6.148.7
Export sales:
South America (excluding Brazil)	1,299.5	1,007.8	774.5
Europe	524.8	431.1	387.6
North America	224.8	321.1	139.1
Asia	83.4	220.1	77.8
Other	46.2	41.9	6.3
	2,178.7	2,022.0	1,385.3
	R$8,378.7	R$7,412.4	R$7,534.0

c)         In place of the table appearing on page 58 of the 2010 Form 20-F:

The following table sets forth our net sales revenue derived from domestic and export sales by our Vinyls Unit for the years indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in millions of reais)

Net sales revenue:
Domestic sales	R$1,725.7	R$1,510.7	R$1,963.0
Export sales:
North America	73.0	54.8	50.8
Europe	—	29.4	—
Asia	—	9.3	—
South America (excluding Brazil)	0.6	9.1	39.0
	73.6	102.7	89.8
	R$1,799.3	R$1,613.4	R$2,052.8

Please note that as disclosed in our Current Report on Form 6-K filed on June 15, 2011, subsequent to December 31, 2010, we have implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit. Under this new organizational structure, (1) the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, and the results of operations of these activities (which were formerly included in our Quattor segment), are included in our Basic Petrochemicals segment, and (2) the production and sale of polyethylene and polypropylene by the Quattor Companies, and the results of operations of these activities (which were formerly included in our Quattor segment), are included in our Polyolefins segment. As a result, the historical results presented in items a) and b) of this response will be modified to reflect our current organizational structure in our annual report on Form 20-F for the year ended December 31, 2011.

Environmental Laws in the United States, page 76

2.         We note that you have included disclosure that you are in compliance in all material respects with applicable Brazilian environmental laws and regulations currently in effect, however similar disclosure does not appear in this section with respect to environmental laws in the United States.  With a view towards disclosure in future filings, please tell us whether the company is in compliance with all United States environmental laws.

In response to the comment of the Staff, we believe that we are in compliance in all material respects with applicable environmental laws and regulations currently in effect in the United States and in the states in which we have polypropylene plants. We will include disclosure similar to the disclosure in the second paragraph under the caption “Compliance with Environmental Laws in Brazil” on page 75 of the 2010 Form 20-F regarding our Brazilian operations in future filings, modified to reflect our U.S. operations following the completion of our pending acquisition of the polypropylene business of The Dow Chemical Company, which we announced in a press release that was filed under cover of a Form 6-K on July 28, 2011.

Fiscal Council. page 126

3.         We note that you have a Fiscal Council that performs functions similar to an audit committee.  With a view toward disclosure in future filings, please elaborate on the duties that the Council performs.  Please include a summary of the terms of reference under which the Council operates.  Please also include similar information regarding the company's personnel and organization committee, which we understand considers matters related to management's remuneration, as required by Item 6.C.3 of Form 20-F and Instructions to Item 6.C.  Please show supplementally us what your disclosure in response to this comment would have looked like with respect to your 2010 Form 20-F.

In response to the comment of the Staff, we propose to include disclosure substantially similar to the following in future filings:

“Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of five members and their respective alternate members. The fiscal council is a separate corporate body, independent of our management and our independent accountants.

The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of (i) preferred shares without voting rights and; (ii) non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The responsibilities of a fiscal council are established by the Brazilian Corporation Law. In accordance with the Brazilian Corporation Law, our fiscal council has the right and obligation to, among other things:

•         supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

•         give an opinion on the annual report of our management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;

•         at least every three months examine the trial balance sheet and other financial statements periodically prepared by the company;

•         examine the accounts and financial statements for the financial year and give an opinion on them

•         opine on any management proposals to be submitted to a vote of our shareholders related to:

➢  changes in our share capital;

➢  issuances of debentures or rights offerings entitling the holder to subscribe for equity securities;

➢  investment plans and capital expenditure budgets;

➢  distributions of dividends; and

➢  transformation of our corporate form and any corporate restructuring, such as takeovers, mergers and spin-offs;

•         inform our management of any error, fraud or misdemeanor detected and suggest measures we should take in order to protect our primary interests. If our management fails to take the measures required to protect our interests, inform our shareholders at a shareholders’ meeting of these facts; and

•         call general shareholders’ meetings if management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in the event that important matters arise.

As described in “Item 16D. Exemptions From the Listing Standards for Audit Committees,” we are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act. In order to comply with the requirements of this exemption, our board of directors has delegated to our fiscal council certain additional responsibilities and our fiscal council adopted rules under which our fiscal council has the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian corporate law. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide our board of directors or fiscal council with the authority to resolve disagreements between management and our external auditors regarding financial reporting, our fiscal council cannot fulfill these functions. Our fiscal council may only make recommendations to our board of directors and shareholders with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, our fiscal council may only make recommendations to our board of directors and shareholders. Under the rules governing our fiscal council, our fiscal council has the following rights and obligations, among others, in addition to those established by the Brazilian Corporation Law:

•         to follow and analyze the process of hiring independent auditors, observing applicable Brazilian rules and legislation, and considering the technical expertise, independence, efficiency, experience and costs of the independent auditors, and recommend to our board of directors the selection and remuneration for the work of independent auditors and their possible replacement;

•         to approve the annual list of pre-approval services that may be provided in a given year by the independent auditors, as well as ensure that the policy is observed by our management and independent auditors;

•         to supervise the work of our independent auditors, as well as to discuss the scope of audit services to be performed by them;

•         to analyze the recommendations report prepared by our independent auditors and the internal control over financial reporting, including items that may impact our financial statements;

•         to request from our independent auditors, if necessary, any clarification or information that is deemed to be necessary for the verification of specific facts;

•         to meet with our management and independent auditors, whenever required, for the analysis of adoption of critical accounting policies and practices, including analysis of alternative treatments of policies, practices and disclosures related to material items, giving preferential treatment to the guidelines of our independent auditors;

•         to intermediate possible discussion and conflicts arising between our independent auditors and our management related to the draft of financial reports, providing, if necessary, opinions regarding such conflicts;

•         to discuss the content of all material and relevant communication made in writing by our independent auditors to our management which come to its knowledge;

•         to hire, as appropriate, in accordance with § 8 of Article 163 of the Brazilian Corporation Law, independent experts and advisers, including but not limited to legal counsel, to advise and give opinions on matters related to the performance of its duties;

•         to meet regularly and privately with the head of internal audit to discuss any issues and/or concerns; and

•         to receive information and oversee the evaluation process regarding complaints received by the Company, whether through its confidential, anonymous ethics hotline or otherwise, with respect to the company’s financial statements, internal accounting controls and auditors (whether internal or independent).”

* * *

“Board Committees

On June 22, 2005, our board of directors approved its internal operating rules. An English translation of the internal operating rules of our board of directors is available on our investor relations website at www.braskem.com.br/ir. Under these rules, our board of directors has established three permanent committees and has the power to establish ad-hoc committees. Permanent committees must have no fewer than three and no more than four members. Members of permanent committees serve one-year terms and may be re-appointed. Ad-hoc committees may be convened for a limited period to consider temporary issues and are dissolved when their purpose has been achieved or when the term established upon the creation of such committees expires. The number of members of the ad-hoc committees is defined upon the creation of such committees. As of the date of this annual report, we do not have any existing ad-hoc committees.

We currently have the following three permanent committees: (1) the Finance and Investments Committee, (2) the Personnel and Corporate Issues Committee, and (3) the Strategy and Communication Committee. The duties of each permanent committee are established by our board of directors. The members of each permanent committee are appointed by our board of directors, solely from among its members and alternate members, and the board of directors also designates the coordinating of each permanent committee. Our board of directors does not delegate the power to take actions on behalf of our company to the permanent committees; rather the role of the permanent committees is to provide analyses of issues in order to assist the full board of directors in its deliberations.

Finance and Investments Committee

Our Finance and Investments Committee meets quarterly and has the following duties: (1) to evaluate new policies relating to financial management, insurance and guarantees and analyze existing policies, (2) to evaluate new risk management policies and analyze existing policies, (3) to analyze opportunities related to financing and investment transactions that may improve our capital structure, and (4) to analyze transactions approved by our board of directors that involve parties related to our company. Our Finance and Investments Committee is currently composed of Luciano Nitrini Guidolin, Paulo Roberto Costa, Eduardo Rath Fingerl and Felipe Montoro Jens.

Personnel and Corporate Issues Committee

Our Personnel and Corporate Issues Committee meets quarterly and has the following duties: (1) to evaluate new policies and review existing policies relating to personnel matters and organizational issues, (2) to analyze processes relating to identification, training, development and succession of executives for or in strategic positions, (3) to analyze processes relating to the determination of fixed and variable compensation for executives in strategic positions, (4) to analyze issues relating to compliance with our Code of Conduct, and (5) to evaluate new policies and review existing policies relating the maintenance and strengthening of our corporate culture. Our Personnel and Corporate Issues Committee  is currently composed of Maria das Graças Silva Foster, Álvaro Fernandes da Cunha Filho, André Amaro da Silveira and Carla Gouveia Barretto.

Strategy and Communication Committee

Our Strategy and Communication Committee meets at least twice a year and has the following duties: (1) to evaluate determinations relating to the foundation of our business plan, (2) to evaluate the business direction being pursued to achieve objectives defined by our board of directors, (3) to evaluate new policies and review existing policies relating to the capital markets and social responsibility, (4) to evaluate the image of our company projected to and perceived in the market and make recommendations to our board of directors to maintain or to redefine our social communications programs, and (5) to analyze guidelines and protocols for our business planning and execution cycle. Our Strategy and Communication Committee  is currently composed of Newton Sérgio de Souza, Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa and Francisco Pais.”

Consolidated Financial Statements
Consolidated Statement of Changes in Equity, page F-8

4.         Please tell us how and why you determined it was appropriate to reflect adjustments to adopt IFRS that related to price level accounting under lAS 29 in other comprehensive income.

IFRS 1.11, transcribed below, states that the resulting adjustments from the first application of IFRS should be recognized directly in retained earnings or, if appropriate, another category of equity.

"1.11. The accounting policies that an entity uses in its opening IFRS statement of financial position may differ from those that it used for the same date using its previous GAAP. The resulting adjustments arise from events and transactions before the date of transition to IFRS. Therefore, an entity shall recognize those adjustments directly in retained earnings (or, if appropriate, another category of equity) at the date of transition to IFRS."

In Brazil, equity accounts are required to be the same in the consolidated and statutory financial statements with no balance permitted for retained earnings at each year end. Thus local regulatory requirements create a situation in which it is more appropriate that the initial adjustments be recorded in another category of equity as discussed in IFRS 1.11. In this case, the only alternative account considered appropriate in accordance with IFRS 1.11 guidance was other comprehensive income.

Consolidated Statement of Cash Flows, page F-9

5.         Please explain to us why certain amounts related to available for sale and held to maturity investments are included in net cash provided by operating activities. Reference IAS 7.15.

The description of this caption is incorrect. The amounts reported under this caption in the consolidated statement of cash flows are actually “held for trading investments”. Available for sale or held to maturity investments are included, in the consolidated statement of cash flows, under investing activities. The text will be revised in future filings.

Additionally, the description in the balance sheet of “held to maturity” is also incorrect and should be reported as “held for trading investments”.

2.11 Property, plant and equipment, page F-26

6.         With a view towards future disclosure, please provide us the following information:

•         Your measurement and depreciation policies for land. Reference lAS 16.58-59.

•         Your measurement and depreciation policies for projects in process.  Reference IAS 16.55.

•         A more specific and comprehensive discussion of the nature of your shutdown activities and your determination that the associated costs can be capitalized, as well as the amounts capitalized during each period presented.  Reference IAS 16.16-22.

•         The amounts you expensed for repair and maintenance during each period presented.

•         Your policy for revaluations.  Reference IAS 16.31-42.

•         Confirm that you annually review residual values, useful lives and depreciation methods as required by IAS 16.51 and 61.

A.      Measurement and Depreciation Policies for Land

Consistent with IAS 16.58-59 and IAS 16.15, we will provide the additional information in our future filings:

“Land is measured at cost and has an unlimited useful life, therefore it is not depreciated.”

B.        Measurement and Depreciation Policies for Projects in Process

    Consistent with IAS 16.55, we will provide the following additional information in our future filings:

“Projects in process” is measured at cost and the depreciation of its assets begins when the related assets are ready for use.”

C.        Discussion of Shutdown Activities and Capitalization of Costs

As further described below, we capitalize costs associated with shutdowns in accordance with IAS 16.7. We note that such costs are consistent with those described under IAS 16.13-14. Consistent with IAS 16.16-22, we will provide the following additional information in our future filings:

“Items of property, plant and equipment of the Company require replacement and maintenance at regular intervals. Braskem performs scheduled plant shutdowns every two to six years in order to carry out such maintenance activities. These shutdowns may involve the industrial plant as a whole, part of it or even specific relevant equipment such as industrial boilers, turbines or tanks.  Shutdowns occurring every six years, for example, are generally carried out for maintenance of the industrial plants as a whole.

Costs directly attributable to replacement or maintenance of an asset are capitalized  once i) it is probable that such costs will generate future economic benefits that will flow through the Company, and ii) these costs can be measured reliably. For each  shutdown, replacement costs for the asset involved are recognized in the carrying amount of the item of property, plant and equipment and fully depreciated over the period in which it is expected that economic benefits will flow to the Company,  limited to the date of the next shutdown for the corresponding item.

As of December 31, 2010 and 2009, respectively the total amount of capitalized replacement costs in connection with scheduled shutdowns totaled R$143.1 million and R$259.5 million respectively.

D.        Repair and Maintenance Expenses

Consistent with IAS 16.12, we will provide the following additional information in our future filings:

“The Company does not recognize the costs of the ongoing repair and maintenance expenditure in the carrying amount of an item of property, plant and equipment. Such expenditures, recorded in the cost of goods sold, amounted to R$ 276.8 million in 2010 and R$ 215.8 million in 2009. These amounts include costs of day-to-day servicing, such as costs of labor and consumables, and may include the cost of small parts.”

E.        Policy for Revaluations

Consistent with IAS 16.29, the Company chose to subsequently measure all classes of property, plant and equipment under the cost model. We draw attention to the fact that Brazilian Corporate Law does not allow the use of the revaluation model. The use of the historical cost convention for property, plant and equipment is covered at the first paragraph of Note 2.1 of the consolidated financial statements.

F.        Annual Review of Residual Values, Useful Lives and Depreciation Methods

The Company annually reviews the residual values, useful lives and depreciation method, as required by IAS 16.51 and 61. We will revise our disclosures in future filling to  provide the additional information below:

Asset depreciation and depletion are calculated using the straight-line method, so as to recognize the costs over the estimated useful lives of the assets. The useful lives of the assets are reassessed by the Company at least at each financial year-end. In 2010, there were no differences between our reassessment and our previous estimates.

The Company does not attribute residual value to property, plant and equipment due to the immateriality of such residual values.

2.22 Sales revenue recognition, page F-31

7.         With a view towards future disclosure, please address the following items:

•         Clarify for us whether there are circumstances in which the fair value of the consideration received is different from the amount of cash or cash equivalents received or receivable. Reference IAS 18.11.

•         Clarify whether you have recognized revenue related to any arrangements for which you have continuing managerial involvement. If revenue has been recognized, please provide us with a specific and comprehensive discussion of the nature of your continuing managerial involvement and how you determined it was appropriate to recognize revenue.

•         Clarify the timing when risks and benefits arc substantially transferred to the buyer.  In this regard, it is unclear if this occurs upon delivery.

A.        Fair Value of the Consideration Received

There are no circumstances in which the fair value of the consideration received is different from the amount of cash or cash equivalents received or receivable, essentially due to the fact that the Company’s sales profile is of short-term sales (the average days of sales outstanding is of 27 days). We will review our accounting policies for trade accounts receivable and revenue recognition to make it clearer in relation to the matter being questioned.

B.        Revenue Recognition

We have not entered into sales terms in which we have continuing managerial involvement. The Company’s sales are mostly to industrial customers, with a lesser volume to retailers. We will amend our disclosure in relation to continuing managerial involvement as demonstrated in our response to item “C” below.

•         Clarify the timing when risks and benefits are substantially transferred to the buyer. In this regard, it is unclear if this occurs upon delivery.

C.        Timing of Transfer of Risks and Benefits to Buyer

The timing when risks and benefits are substantially transferred to the buyer depends on the terms of delivery: (i) for contracts under which we are responsible for freight and insurance, the risks and benefits are considered to be transferred upon delivery; in these cases the involvement of the Company is extended to the moment the goods are unloaded at their destination; and (ii) for contracts under which freight and insurance is the responsibility of the buyer, risks and benefits are transferred when the goods are shipped.

We will revise the disclosure of our policy in the “revenue recognition” section of our “Summary of the Significant Accounting Principles” note to include the  following description of the timing of revenue recognition. In our future filings, we will alter our accounting policy to clarify this as follows:

 “2.22     Sales revenue recognition

 Sales revenue represents the fair value of the consideration received or receivable for sale of goods and services in the normal course of business. Revenues are shown net of value-added tax, returns and rebates and after eliminating sales within the consolidated companies.

 Revenue arising from the sale of goods is recognized: (i) when the amount of revenue can be measured reliably and the Company does not retain effective control over the goods; (ii) it is probable that the economic benefits associated with the transaction will flow to the Company; and (iii) all the legal title, risks and benefits of ownership have been transferred to the buyer. Freight on goods sold is included in cost of sales. The

Company did not enter into sales terms in which it had a continuing managerial involvement.

Braskem’s sales are mostly to industrial customers, with a lesser volume to retailers. The revenue is recognized when the legal title and the risks and benefits inherent to the products are substantially transferred to the buyer. The timing when legal title, as well as the risks and benefits are substantially transferred to the buyer depends on the terms of delivery: (i) for contracts under which we are responsible for freight and insurance, the legal title, as well as the risks and benefits are considered to be transferred upon delivery of the goods at the buyer’s premises; In these cases, the involvement of the Company is extended to the moment the goods are unloaded at their destination; and (ii) for contracts under which freight and insurance are the responsibility of the buyer, legal title, risks and benefits are transferred when the buyer picks up the products at our facilities.

5.  Business Combinations, page F-5

8.         For each acquisition that resulted in a gain, please provide us with a more specific and comprehensive discussion regarding the underlying reasons that led to the gain. Please ensure that you revise your disclosures in future filings to more fully discuss these matters.  Reference paragraph B64(n)(ii) of IFRS 3.

Consistent with IFRS 3.B64(n)(ii), we will revise our future filings to include additional discussion on the reasons that a gain was recorded in the following acquisitions:

1)         Quattor Participações

In 2010, Braskem acquired control over Quattor Participações and its subsidiaries, recognizing a bargain purchase gain. The principal factors that contributed to this gain are described below:

1.1.   Quattor was facing severe financial difficulties since the inception of its activities in 2008. During that year, a worldwide financial crisis severely impacted Quattor’s operations, both affecting the demand for Quattor’s products and increasing its financing costs. At the end of that year, Quattor breached financial covenants in its debt instruments (particularly, the net debt to EBITDA ratio), and, in order to avoid having its debt declared immediately due, negotiated and obtained covenant waivers from some of its major creditors. This situation, which began in 2008 and continued at the time Braskem started to negotiate the acquisition, forced Quattor to renegotiate its debt with creditors on unfavorable conditions, thereby increasing its financing costs and making its financial position even more fragile;

1.2.   Braskem was basically the only available buyer of Quattor from its controlling shareholders, especially considering Braskem’s size, its financial capability as well as due to the synergies that such acquisition would generate; and

1.3.   Some of Quattor’s plants did not operate in accordance to the planned production capacities due to the lack of supply of raw material to achieve such planned capacities.

2)         U.S. Polypropylene Assets

During 2010, Braskem recognized a bargain purchase gain in the acquisition of the Sunoco’s polypropylene plants in the United States. These plants represented a very small, non-core, portion of Sunoco’s businesses. Therefore, Sunoco’s intention to dispose of a non-core business, together with Braskem’s capacity and expertise to operate polypropylene plants, were the main factors that contributed to the recognition of a bargain purchase gain in the acquisition.

3)         Petroquímica Triunfo

In May 2009, Braskem acquired Petroquímica Triunfo through a share exchange in which Braskem issued 13,387,157 shares to Petrobras and the non-controlling interest for its controlling interest in Petroquímica Triunfo. For share exchange purposes, the Braskem shares were valued at R$17.8 per share using business models (Petroquímica Triunfo shares were valued using the same methodology), while for accounting purposes the consideration given was valued at R$6.91 per share based on the quoted market price at the time.

The total fair value of the consideration transferred was R$ 92.5 million. A bargain purchase gain was recorded, mainly because the difference of the consideration was calculated based on the undervalued (influenced by the global financial crisis of 2008) share price of Braskem, and the fair value of Petroquímica Triunfo's share price was calculated based on an independent appraiser report.

It should be noted that the valuation used for exchange purposes was later corroborated by the increase in market value of Braskem shares. In May 2009 the class A preferred shares average price negotiated in São Paulo stock market was R$ 7.25. In 2010 this average price went up to R$13.99 and at the last day of that year the closing price of these shares was R$ 19.63 (which is consistent with the R$17.8 used for exchange purposes).

9.         For each acquisition that resulted in a gain, please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed.  Reference paragraph 36 of IFRS 3.

As previously discussed, we recorded bargain purchase gains in connection with the following acquisitions: (i) a total bargain purchase of R$ 841.5 million for the acquisition of Quattor Participações on April 30, 2010; (ii) a total bargain purchase gain of R$ 126.1 million for the acquisition of the U.S. Polypropylene Assets on April 1, 2010; and (iii) a bargain purchase gain totaling R$ 102.1 million for the acquisition of Petroquímica Triunfo S.A. on May 5, 2010.

Consistent with IFRS 3.36, before recognizing the net gains arising from the bargain purchases, we reassessed whether we had correctly identified all of the assets acquired and all of the liabilities assumed in order to recognize any additional assets or liabilities. The following procedures were carried out in assessing whether the bargain purchase was correctly calculated:

The Company obtained an audited balance sheet of each entity acquired containing a detailed list of all assets and liabilities. Additionally, the Company performed due diligence procedures (including conducting interviews with directors of each of the acquired companies to identify assets and liabilities not recorded in its accounts for consideration in the business combination) supported by its external advisors, in order to identify non-recorded assets and liabilities, assessing whether such assets met the IFRS 3(R) recognition criteria. This revised list of assets and liabilities was then submitted for assessment by the valuation specialists engaged by the Company. After its initial calculation of the fair value of the net assets acquired, a reassessment of the criteria, methodology and assumptions used in calculating the fair values of assets and liabilities was carried out. Additionally:

1)        In order to further corroborate its reassessment, the Company performed impairment tests of both tangible fixed assets and intangible assets and concluded that there was no impairment loss at each of the acquisition dates;

2)        We included all probable, possible and remote contingencies in our analysis and ensured that we had recognized all contingent liabilities at fair value based on the estimates of the Company’s legal advisors of loss and probability of loss under IFRS 3(R).23.

5.1 Quattor Participacoes S.A., page F-50

10.       With a view towards future disclosure, please address the following items:

•         Describe the terms of the BNDESPAR put option and other obligations and how they were initially valued.  In addition, based on your disclosure on page 26 it appears that the option was exercised in August 2010. Please clarify if there was any change in the value of the option from the initial measurement date to when it was exercised.

•         We note that on the acquisition date you were obligated to acquire all remaining non-controlling interests.  Based on your disclosure on page 26, it appears that these interests were acquired in August 2010.  Please clarify how you accounted for the acquisition of these non-controlling interests.  Please more fully explain to us your basis for concluding that all events under the Investment Agreement should be accounted for on April 30, 2010.

•         We note that you initially acquired a 60% voting interest. Please clarify if and how your voting interests changed subsequent to the acquisition date.

•         Provide a more specific and comprehensive discussion regarding the underlying reasons regarding why the acquisition resulted in a gain.  Reference paragraph B64(n)(ii) of IFRS 3.

•         Please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed.  Reference paragraph 36 of IFRS 3.

•         We note in your tabular disclosure that you allocated 7,531,158 to property, plant and equipment. Please help us understand how this amount reconciles to your statement on page F-52 that property, plant and equipment at fair value totaled 1,492,091 at April 30, 2010.

•         Provide us a more specific description of the nature of the amounts included in other non-current liabilities.

A.        BNDESPAR Put Option

Consistent with IFRS 3.B64(n)(ii), we will revise our future filings to include additional discussion on the terms of the BNDESPAR put option as follows:

As part of the acquisition of Quattor, the Company assumed the obligation under a put option entered into by Unipar and BNDESPAR. Under this put option and a similar put option entered into by Petrobras, Unipar and Petrobras, former owners of a 75% interest in Riopol, agreed to repurchase a 25% (being 15% by Unipar and 10% by Petrobras) non-controlling interest of Riopol from BNDESPAR at the end of a five-year period (that commenced on January 15, 2008), or at an earlier time during that period in the event that BNDESPAR decided to exercise the option earlier. Under the terms of the option, the purchase price of these shares would be equal to the total amount originally invested by BNDESPAR, corrected by a contractually agreed interest rate.

At the acquisition date, the fair value of the option entered by Unipar was R$ 205 million, based on the amount originally invested corrected by the contractual interest rate. On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209 million. The change in the fair value of this put option totaled of R$ 4 million and was recorded as an expense.

B.        Acquisition of Non-Controlling Interests

Under on one of the clauses of the Investment Agreement related to the acquisition of Quattor by the Company, the Company had assumed the irrevocable obligation of performing all of the following acts:

(i)        Acquire a 100% interest in Quattor Participações S.A., which occurred as follows:

a.                   Purchase of a 60% interest in Quattor Participações S.A. by Braskem S.A. for a cash consideration;

b.                   Purchase of a 40% interest in Quattor Participações S.A. held by Petrobras through an exchange for shares of Braskem (which occurred on June 18, 2010);

(ii)      Purchase the 0.68% non-controlling interest in Quattor Química S.A. (which occurred on May 26, 2010);

(iii)    Acquire a 100% interest in Rio Polímeros S.A. through the assumption of the BNDESPAR put option liability and subsequent acquisition of the 25% non-controlling interest BNDESPAR had in Rio Polímeros (which occurred on August 9, 2010); and

(iv)    Acquire a 66.6% interest in Polibutenos S.A. as follows:

a.                   Quattor Participações S.A. held a 33.3% indirect interest in Polibutenos S.A. (indirectly acquired on April 27, 2010); and

b.                   Purchase of a 33.3% interest in Polibutenos S.A. held by Unipar Participações S.A. (which occurred on May 10, 2010).

Due to the irrevocable obligation to perform all acquisition acts listed above, the risks and benefits associated with the acquisition of the non-controlling interest were transferred to the new parent at the date of the acquisition, and no minority interest should have been recognized in respect of the shares subject to the irrevocable obligation. As the acquisition was an irrevocable obligation and consideration was determined at the acquisition date, a liability was recorded for the legal obligation to acquire these non-controlling interests in the future, which were completed shortly after the acquisition date.

C.        Changes in Voting Interests of Quattor

On June 18, 2010, the Company received a capital contribution from its non-controlling shareholder Petrobras – Petróleo Brasileiro S.A. equivalent to the 40% interest held by Petrobras in Quattor Participações S.A. As a result, our voting interest in Quattor increased from 60% to 100% on this date.  This transaction took place through a share exchange of Braskem shares for Quattor Participações shares.  As previously discussed, although this transaction occurred subsequent to the acquisition date, it was accounted for on April 30, 2010 as it was already irrevocable under the Investment Agreement and the number of shares of both companies had already been fixed.

D.        Bargain Purchase Gain on Acquisition

Please refer to our response to comment 8.

E.        Identification of Assets Acquired and Liabilities Assumed

Please refer to our response to comment 8.

F.        Value of Property, Plant and Equipment

We will include the following discussion in our future filings:

The R$1,492,091 refers to the fair value adjustment booked over the historical Quattor property, plant and equipment book value of R$6,039,067. Therefore, after the adjustments, the fair value of property, plant and equipment registered in the acquisition was R$7,531,158.

G.        Non-Current Liabilities

The non-current liabilities recognized in the acquisition are listed below:

In millions of R$
Fair value of contingencies (i)	(210.7)
Deferred tax liability over the fair value Adjustments (ii)	(592.7)

                 (i)               Fair value of several tax related contingencies (VAT and income taxes) which were calculated based on the assessments of the Company’s legal advisors of the fair value as determined by IFRS 3(R).23.

               (ii)               Represents deferred tax liabilities at the 34% statutory tax rate over the net fair value of assets acquired and liabilities assumed in connection with the business combination (R$1,743,283 multiplied by 34%).

9. Inventories, page F-60

11.       Please revise future filings to separately present amounts related to finished products and work in process. Reference IAS 2.37.

We have given consideration to IAS 2.37, however based on IAS 1.29 we have not made separate disclosure for these classes due to its immateriality to the overall financial statements, as presented below:

	For the Year Ended December 31,
	2010	2009	01/01/2009
	(in millions of reais)

Work in process	R$ 4.2	R$ 2.3	R$ 1.0
Finished products	1,872.1	1,081.7	1,385.7
Total	R$ 1,876.3	R$ 1,084.0	R$ 1,386.7

Due to its immateriality we will reclassify work in progress to imports in transit and other in our future filings, unless it becomes material.

10. Related Parties, page F-61

12.       Please revise future filings to present disclosures on a comparative basis. Reference IAS 1.38-39.

In future filings we will include the comparative column and information required by IAS 1.38-39.

15 Intangible Assets, page F-70

13.       We note that your Polyolefins and Vinyls business units are both cash generating units and reportable segments.  With a view towards future disclosure, please tell us how you determined that cash generating units do not exist at a level lower than your reportable segments.  Reference IAS 36.80.

Polyolefins and Vinyls are the lowest aggregation level of the assets that generate largely independent cash inflows in producing these resins. The outputs generated by these two cash generating units are managed at the Polyolefins and Vinyls level as a whole, rather than on other possible segmentations, and therefore this is the lowest aggregation level for this group of assets, and for which discrete financial information exists, as discussed under IAS 36.6, 68 and 69. Although the business units contain a number of plants, they are managed as single units, thus production for customers is based on plant available capacity, timing of delivery as well as other negotiated terms, rather than exclusively based on the geographical location of a specific plant.

22. Sundry Provisions, page F-101

14.       For each class of your sundry legal provisions, please provide us, and include in future filings, all the disclosures required by IAS 37.85.

Consistent with IAS 37.85 we will review our future fillings to include the following discussion:

Tax Proceedings

The Company is engaged in several legal proceedings with Brazilian tax authorities for whom we have established provisions in an aggregate amount of R$282.7 million at December 31, 2010. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions.

Estimates regarding the conclusion on the claims and the possibility of future disbursement may change because: (1) a final decision by a Brazilian Court may be rendered in a similar claim involving another company, which could anticipate the end of the Company’s process without any disbursement or a disbursement in an amount lower than the fine; and (2) fiscal debt discount programs could be implemented by the authorities , such as the REFIS program that has been implemented at the federal level, with favorable conditions that could lead to a lower disbursement than the current estimated provision.

Labor Proceedings

At December 31, 2010, the Company was involved in approximately 2,090 employment and occupational health and safety proceedings as to which the total amount claimed was approximately R$878.7 million. At that date, the Company has deposited R$10.0 million of this amount in court and have established a provision for these claims in an aggregate amount of R$33.3 million. The amounts deposited will be offset against amounts payable in case of unfavorable outcomes or reimbursed to the Company in those cases in which the Company prevails. Estimates regarding the conclusion on the claims and the possibility of future disbursement may change in connection with the final rulings to be issued by the courts. The Company believes that any additional loss contigency in excess of the provision is remote.

Civil Proceedings and others

We are parties to certain proceedings brought against our company by former holders of preferred shares of Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno, totaling R$14.8 million Estimates regarding the conclusion on the claims and the possibility of future disbursement may change in connection with the final rulings to be issued by the courts. The Company has deposited R$8.8 million, which will be offset against amounts payable in case of unfavorable outcomes or reimbursed to the Company in those cases in which the Company prevails.

We demonstrate below an example of our future disclosure related to our most relevant legal provisions recorded as of December 31, 2010:

“The wholly owned subsidiary Quattor Participações S.A. was fined by the Treasury of the State of São Paulo (Secretaria da Fazenda do Estado de São Paulo) in 2009, on the collection of ICMS (Value-added Tax on Sales and Services). The object of the assessment notice is the potentially improper user of ICMS credits arising from the acquisition of goods from a taxpayer located in the State of Bahia, which were exported by the Company during the periods from February 2004 to August 2005, from November 2005 to February 2006 and from September 2006 to January 2008. In December 31, 2010, the total claim amounts R$ 314.0 million. As the Company has contested it, the claim is awaiting trial at the first administrative level.

The Company's external legal advisors evaluate as possible the possibility of an unfavorable outcome and estimate that: (1) the conclusion in the judicial level is expected for the year 2019; and (2) the disbursement would be of approximately 40% of the total amount under discussion. These estimates are based on legal thesis supporting the Company’s defense and the various instances of the Brazilian judiciary system.

The Company’s external legal advisors believe that estimates regarding the process conclusion and the possibility of future disbursement may change because: (1) a final decision by the Brazilian Supreme Court may be rendered in a similar claim involving another company, which could anticipate the end of the Company’s process without any disbursement or a disbursement in an amount lower than the fine; and (2) State fiscal debt discount programs could be implemented by the Government of the State of São Paulo, such as the REFIS program [that has been implemented at the federal level], with favorable conditions that could lead to a lower disbursement than the current estimated provision.

There are no assets deposited or recorded by the Company regarding this process.

Although the probability of an unfavorable outcome is estimated as possible, Braskem provided for the fair value of the amounts in dispute in connection with its acquisition of Quattor Participações S.A., as required by IFRS 3.56, under “sundry provisions”. This amount was calculated as the claim amount of R$314.0 million multiplied by the probability of loss of 40%, resulting in a fair value estimate of R$125.6 million.”

25. Contingencies, page F-l 09

15.       With a view towards future disclosure, please confirm to us that you have included a discussion of each contingent liability unless the possibility of an outflow in settlement is remote or disclosure could be seriously prejudicial.  Reference IAS 37.86 and IAS 37.92.

We will include in our future fillings a discussion of each contingent liability unless the possibility of an outflow in settlement is remote. Please refer to our response to comment 14 above, for an example of the additional disclosures that we will include to address IAS 37.86 and IAS 37.92.

16.       With a view towards future disclosure, please provide us a specific and comprehensive discussion of the uncertainties related to the amounts or timing of outflows from your liabilities as well as a discussion of the possibility of reimbursement. Reference IAS 37.86.

We will include in our future fillings a discussion of the uncertainties related to the amounts or timing of outflows as shown in the example disclosure for comment 14 above.

17.       With a view towards future disclosure, please provide us with your assessment of what represents a contingency and when you record a provision related to a contingency. In addition, please clarify for us your use of outside advisors and whether or not the advisors use the criteria in IAS 37 to determine if a negative outcome is probable.

A contingency is an obligation arising from past events, and whose existence will be confirmed only by the occurrence or non-occurrence of one of more uncertain future events not wholly within our control.

A contingent liability is recognized when the probability of loss is considered more likely than not. If the probability of loss is more likely than not and can be measured reliably, an accounting provision is recorded.

The Company uses external legal advisors to assist in the evaluation of the expected outcome of processes involving the Company in judicial and administrative courts in Brazil and abroad. Those legal advisors follow the guidance provided by IAS 37.

27. Earnings per Share (EPS), page F-116

18.       With a view towards future disclosure, please clarify how you determined the weighted average number of shares used in your calculation of both basic and diluted earnings per share.  In this regard, we note your disclosure that basic EPS is calculated using common shares outstanding and diluted EPS is calculated using common shares outstanding and the potential conversion of certain preferred shares.  However, your tabular disclosures include common shares and preferred Class A shares in the weighted average shares used to compute basic and diluted EPS.  Please clarify the terms of each class of your stock and explain why the preferred Class A shares are included in basic and diluted EPS calculations. Reference IAS 33.70.

In our future filings, we will further clarify how the weighted average number of shares was determined for use in our calculation of both basic and diluted earnings per share by including the following discussion:

As discussed in Note 26 (b) the Company’s capital is comprised by 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 preferred shares class B. Class A and class B preferred shares carry no voting rights but they have priority over common shares in the annual payment of a non-cumulative dividend of 6% of their unit value, according to net income available for distribution.

Class A preferred shares are considered to be equal to common shares due to fact that those shares: i) have the same claim as common shares on the remaining undistributed income; ii) have the same claims as common shares on the distribution of shares resulting from capitalization of other reserves and iii) Class A preferred shares can be converted into common shares upon approval in a general stockholders’ meeting. Class B preferred shares can be converted into Class A preferred shares at any time, at the ratio of 2 Class B preferred shares for each Class A preferred share.

Based on the above, the weighted average number of common shares calculated under basic earnings per share takes into consideration the number of common and Class A preferred shares outstanding at the beginning of the period, adjusted by the number of common and Class A preferred shares repurchased or issued during the period, multiplied by a time-weighting factor equal to the number of days that the shares are outstanding as a proportion of the total number of days in the period.

Diluted earnings per share were calculated by adjusting  the number of common and Class A preferred shares  by the potential conversion of Class B preferred shares into Class A preferred shares at the ratio of two class B preferred shares to one class A preferred share.

28. Segment Information, page F-116

19.       Please provide us, and include in future filings, disclosures regarding your products and services as required by paragraph 32 of IFRS 8.

In future filings, we will provide the additional information required by IFRS 8.32. We present below the Company's net sales revenues for its main products, from domestic and foreign markets, for the years ended December 31, 2010 and 2009:

	For the Year Ended December 31,
	2010	2009
	(in millions of reais)

PE/PP	R$ 12,761.0	R$ 7,136.6
BTX	2,043.5	1,493.0
Ethylene/Propylene	1,957.5	1,481.5
PVC/Caustic Soda/EDC	1,742.4	1,560.9
ETBE/Gasoline	1,285.5	944.1
Butadiene	1,016.8	437.2
Cumene	392.0	-
Solvents	272.7	209.9
Naphtha, condensate and crude oil	1,966.2	839.9
Chemical distribution	777.9	567.2
Others	1,279.4	1,465.8
Total	R$ 25,494.8	R$ 16,136.1

Exhibits

20.       We note that naphtha is a principal raw material that you use, directly or indirectly, in each of your business units, and that you purchase it under contracts with Petrobras.  We also note that you are highly dependent on Petrobras to supply you with propylene.  Please tell us supplementally what consideration you have given to filing these contracts as exhibits to your Form 20-F. Please see the requirement to file material contracts upon which you are substantially dependent in paragraph 4(b)(ii) of the Instructions as to Exhibits in Form 20-F.

We have reviewed paragraph 4(b)(ii) of the Instructions as to Exhibits in Form 20-F, which requires that we file as an exhibit to our annual reports on Form 20-F “[a]ny contract upon which your business is substantially dependent. Examples of these types of contracts might be (a) continuing contracts . . . to purchase the major part of your requirement of goods, services or raw materials”. Other than the text of this paragraph, we have not found any Staff guidance regarding how to determine if we are substantially dependent on any particular contract. We have assumed that the phrase “the major part” means a majority of our raw materials.

As disclosed on pages 38-39 and pages 51-52 of the 2010 Form 20-F, we have two naphtha supply agreements with Petrobras: one which we entered into in July 2009 under which Petrobras supplies naphtha to our basic petrochemicals plants in the Northeastern Complex and the Southern Complex, and one which was entered into by our subsidiary Quattor Química in

May 2006 (which was subsequently amended in October 2010 following our acquisition of Quattor Química in April 2010) under which Petrobras supplies naphtha to our basic petrochemicals plants in the São Paulo Complex. During the year ended December 31, 2010, we purchased 49.0% of our naphtha requirements under the first of these contracts and we purchased 21.4% of our naphtha requirements under the second of these contracts.

Although, as discussed under “Risk Factors—Risks Relating to Our Company and the Petrochemical Industry—We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane and propane requirements” on pages 6-7 of the 2010 Form 20-F, our production volume and net sales revenue would likely decrease and our overall financial performance would likely be negatively affected in the event of significant damage to the Petrobras’ refineries, port facilities and pipelines which supply us with naphtha, or any termination of the naphtha supply agreements, we have undertaken strategic initiatives to diversify our suppliers for this commodity. Because naphtha is a commodity that trades in global markets, we believe that although we would be adversely affected in the short term if naphtha deliveries under either of our contracts with Petrobras were suspended, we would be able to purchase sufficient supply in the spot market to continue operating while we sought longer term contracts with suppliers in the international market and made logistical arrangement of the delivery of naphtha to the affected plants. As a result, although we value the commercial security of these arrangements, we do not believe that we are “substantially dependent” on either naphtha supply contract.

As disclosed on pages 44-45 and page 53 of the 2010 Form 20-F, we have eight propylene supply agreements with Petrobras to supplement our own production of propylene, the principal raw material used by our polypropylene plants in Brazil. During the year ended December 31, 2010, we supplied 61.0% of the propylene requirements of our Brazilian polypropylene plants from our own production. Under the largest of our propylene supply contracts with Petrobras, we purchased 16.7% of our propylene requirements for the year ended December 31, 2010.

As discussed under “Risk Factors—Risks Relating to Our Company and the Petrochemical Industry—We depend on Petrobras for a significant portion of the propylene that we use in Brazil to produce polypropylene” on page 7 of the 2010 Form 20-F, our production volumes of, and net sales revenue from, polypropylene products would decrease, and our overall financial performance would be negatively affected, in the event of significant damage to the Petrobras’ refineries and pipelines that supply us with propylene, or any termination of the propylene supply agreements. In addition, because the cost of storing and transporting propylene is substantial and there is inadequate infrastructure in Brazil to permit the importation of large quantities of these products, we do not believe that we would be able to replace these supplies in the event that deliveries under our propylene supply contracts with Petrobras were suspended. However, our sales revenue generated by sales of polypropylene from our Brazilian operations accounted for only 16.7% of our consolidated net sales revenue during the year ended December 31, 2010. Because we produce 61.0% of the propylene supply of our Brazilian polypropylene plants, the loss of supply under all of the propylene supply contracts with Petrobras would not lead to a decline in net sales revenue of substantially less than 16.7%. As a result, we do not believe that we are “substantially dependent” on any of our propylene supply contracts with Petrobras.

* * *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Marcela Aparecida Drehmer Andrade

Name: Marcela Aparecida Drehmer Andrade

Title: Chief Financial Officer

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

                        Securities and Exchange Commission